As filed with the Securities and Exchange Commission on September 9, 2004
                                                     Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES EVIDENCED
                        BY AMERICAN DEPOSITARY RECEIPTS

                                 ---------------


                         -------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                               AU OPTRONICS CORP.
                   (Translation of issuer's name into English)

                                 ---------------

                              The Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                         -------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 ---------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         -------------------------------

                                   Copies to:
Show-Mao Chen, Esq.                             Frettra M. Miller, Esq.
Davis Polk & Wardwell                           Citibank, N.A.
18th Floor, The Hong Kong Club                  388 Greenwich Street -19th Floor
Building 3A Chater Road                         New York, New York  10013
Hong Kong                                       (212) 816-5675
852-2533-3300

                         -------------------------------

It is proposed that this filing become effective under Rule 466:
                                                |X|   immediately upon filing.
                                                |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Proposed Maximum
                                                                               Aggregate            Proposed           Amount of
             Title of Each Class of                       Amount to be      Offering Price     Maximum Aggregate     Registration
           Securities to be Registered                    Registered(1)       Per Unit(2)       Offering Price(3)         Fee
---------------------------------------------------------------------------------------------------------------------------------
Share ADSs, each representing ten (10) shares of Common
Stock,  par value NT$10.00 per share ("Shares"), of AU
Optronics Corp. (the "Company")
--------------------------------------------------------
Temporary COP ADSs automatically exchangeable into Share
ADSs, each Temporary COP ADS representing an undivided
interest in a global Certificate of Payment, each          300,000,000           $5.00             $15,000,000        $1,900.50
interest representing the irrevocable right to receive
ten (10) Shares from the Company
--------------------------------------------------------
Temporary EC ADSs automatically exchangeable into Share
ADSs, each Temporary EC ADS representing the rights and
interests in deposited Entitlement Certificates (the
"ECs"), each EC evidencing the irrevocable right to
receive ten (10) Shares from the Company
---------------------------------------------------------------------------------------------------------------------------------

(1) An additional 300,000,000 American Depositary Shares were previously registered under Registration Statement No. 333-88080.
(2)   Each unit represents 100 American Depositary Shares.
(3) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
1.       Name of Depositary and address of its principal                Face of Receipt -  Introductory
         executive office                                               article

2.       Title of Receipts and identity of deposited                    Face of Receipt - Top center
         securities

Terms of Deposit:

         (i)      The amount of deposited securities                    Face of Receipt - Upper right corner
                  represented by one American Depositary
                  Share

         (ii)     The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs (15)
                  deposited securities                                  and (16)

         (iii)    The collection and distribution of                    Reverse of Receipt - Paragraph (14)
                  dividends

         (iv)     The transmission of notices, reports and             Face of Receipt - Paragraph (13)
                  proxy soliciting material                            Reverse of Receipt - Paragraphs (15) and (16)

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
         (v)      The sale or exercise of rights                        Face of Receipt - Paragraph (2)
                                                                        Reverse of Receipt - Paragraphs (14)
                                                                        and (15)

         (vi)     The deposit or sale of securities                     Face of Receipt - Paragraphs (3), (6) and
                  resulting from dividends, splits or plans             (7)
                  of reorganization                                     Reverse of Receipt - Paragraphs (14)
                                                                        and (17)

         (vii)    Amendment, extension or termination                   Reverse of Receipt - Paragraphs (21)
                  of the deposit agreement                              and (22) (no provision for extensions)

         (viii)   Rights of holders of Receipts to inspect              Face of Receipt - Paragraph (13)
                  the transfer books of the Depositary
                  and the list of holders of Receipts

         (ix)     Restrictions upon the right to deposit or             Face of Receipt - Paragraphs (2), (3),
                  withdraw the underlying securities                    (4), (6), (7), (9) and (10)

         (x)      Limitation upon the liability of the                  Face of Receipt - Paragraph (7)
                  Depositary                                            Reverse of Receipt - Paragraphs
                                                                        (18) and (19)

3.       Fees and charges which may be imposed                          Face of Receipt - Paragraph (10)
         directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                           Face of Receipt - Paragraph (13)

2(b) AU Optronics Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., (Room 1024), Washington D.C. 20549 and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Deposit Agreement, dated as of May 29, 2002, by and among AU Optronics Corp. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder) (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer in effect within the last three years. -- None.

            (d) Opinion of Fretta M. Miller, counsel for the Depositary, as to the legality of the securities registered. -- Filed herewith as Exhibit (d).

            (e) Certificate under Rule 466. -- Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

            (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 29, 2002, by and among AU Optronics Corp., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of September, 2004.

                                                Legal entity created by the
                                                Deposit Agreement for the
                                                issuance of American Depositary
                                                Receipts evidencing American
                                                Depositary Shares issued as (i)
                                                Share American Depositary Shares
                                                ("Share ADSs"), each Share ADS
                                                representing ten (10) shares of
                                                Common Stock, par value NT
                                                $10.00 per share ("Shares"), of
                                                AU Optronics Corp. (the
                                                "Company"), (ii) Temporary COP
                                                American Depositary Shares
                                                ("Temporary COP ADSs")
                                                automatically exchangeable into
                                                Share ADSs, each Temporary COP
                                                ADS representing an undivided
                                                interest in a global Certificate
                                                of Payment, each interest
                                                representing the irrevocable
                                                right to receive ten (10) Shares
                                                from the Company, or (iii)
                                                Temporary EC American Depositary
                                                Shares ("Temporary EC ADSs")
                                                automatically exchangeable into
                                                Share ADSs, each Temporary EC
                                                ADS representing the rights and
                                                interests in deposited
                                                Entitlement Certificates
                                                ("ECs"), each EC evidencing the
                                                irrevocable right to receive ten
                                                (10) Shares from the Company.

                                                CITIBANK, N.A., solely in its
                                                capacity as Depositary


                                                By: /s/ Emi Mak
                                                    ----------------------------
                                                    Name:  Emi Mak
                                                    Title: Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, AU Optronics Corp. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this 7th day of September, 2004.

                                                AU OPTRONICS CORP.


                                                By: /s/ Kuen-Yao (K.Y.) Lee
                                                    ----------------------------
                                                    Name:  Kuen-Yao (K.Y.) Lee
                                                    Title: Chairman and Chief
                                                           Executive Officer

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS THAT, each person whose signature appears below constitutes and appoints Mr. Kuen-Yao (K.Y.) Lee and Max Cheng and each of them, to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including pre-effective and post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on September 7, 2004.

         Signature                                    Title
         ---------                                    -----


/s/ Kuen-Yao (K.Y.) Lee                 Chairman; Chief Executive Officer
------------------------------
Kuen-Yao (K.Y.) Lee


/s/ Max Cheng                           Chief Financial Officer;
------------------------------          Chief Accounting Officer
Max Cheng


/s/ Hsuan Bin (H.B.) Chen
------------------------------
Hsuan Bin (H.B.) Chen                   Director


/s/ Hsi-Hua Sheaffer Lee
------------------------------
Hsi-Hua Sheaffer Lee                    Director


/s/ Po-Yen Lu
------------------------------
Po-Yen Lu                               Director


/s/ Hui Hsiung
------------------------------
Hui Hsiung                              Director


/s/ Chin-Bing Peng
------------------------------
Chin-Bing Peng                          Director

         SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF
                               AU OPTRONICS CORP.

            Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AU Optronics Corp., has signed this Registration Statement in City of Newark, State of Delaware, on this 7th day of September, 2004.

                                                Puglisi & Associates


                                                By: /s/ Donald J. Puglisi
                                                    ----------------------------
                                                    Name:  Donald J. Puglisi
                                                    Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit                  Document                                  Numbered Page
-------                  --------                                  -------------

(a)                      Deposit Agreement
                         dated as of May 29, 2002

(d)                      Opinion of counsel
                         to the Depositary

(e)                      Certification under
                         Rule 466